[Letterhead of Jones Day]

August 7, 2008

United States Securities and Exchange Commission

100 F St. Street, N.E.

Washington, D.C. 20549

Attention:	Anne Nguyen Parker
Laura Nicholson

Re:	The Folgers Coffee Company
Registration Statement on Form S-4/Form S-1
Filed July 22, 2008
File No. 333-152453

Ladies and Gentlemen:

The following sets forth the responses of The Folgers Coffee Company (“Folgers” or the “Company”) to the comment letter, dated July 30, 2008, of the staff of the Division of Corporation Finance (the “Staff”). For your convenience, we have included the Staff’s comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment. This letter is being filed with Amendment No. 1 to the above-referenced Registration Statement on Form S-4/Form S-1 (the “Amended Registration Statement”). All page number references herein are to page numbers in the Amended Registration Statement.

Registration Statement on Form S-4/Form S-1

General

1.	Please advise us regarding your intentions with respect to the registration statement on Form 10 that you filed on March 20, 2008, and amended on April 30, 2008.

In light of the proposed transaction among Folgers, The Procter & Gamble Company (“P&G”) and The J. M. Smucker Company (“Smucker”), Folgers does not currently intend to register any class of securities pursuant to the Form 10 filed on March 20, 2008 and amended on April 30, 2008.

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August 7, 2008

2.	Please ensure consistency on disclosure throughout the documents filed on behalf of The J. M. Smucker Company (“Smucker”) and The Folgers Coffee Company (“Folgers”). In addition, where comments on a particular filing’s disclosure are applicable to disclosure in another filing, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

Smucker is today filing an amendment to its preliminary proxy statement and Form S-4 registration statement responding to the comments it has received from the Staff; the Amended Registration Statement reflects conforming changes based on changes to the Smucker amended preliminary proxy statement and S-4 registration statement addressing the Staff’s comments.

3.	Given the proposed structure of the transactions involving the distribution of securities of Folgers to holders who validly tender shares of The Procter and Gamble Company (“P&G”) in the exchange offer, please provide an analysis of whether P&G should be identified as an underwriter as defined in Section 2(a)(11) of the Securities Act of 1933. We may have further comment.

Folgers does not believe that P&G should be identified as an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933 with respect to the distribution of shares of Folgers common stock in the Exchange Offer (and, if applicable, the pro rata distribution). We believe that identifying P&G as an underwriter would give more weight to the form of the Exchange Offer transaction rather to its substance.

P&G has owned the coffee business for over 40 years. While as a technical matter, in order to facilitate the transaction with Smucker, P&G created a new subsidiary to house the P&G coffee business to be transferred to Smucker and Folgers will issue additional shares of its common stock to P&G as partial consideration for the contribution of the P&G coffee assets to Folgers, we do not believe that such issuance of shares of Folgers common stock should be viewed as a purchase of Folgers securities by P&G with a view towards distribution. Had the P&G coffee business been held in a single subsidiary from the outset rather than through various P&G subsidiaries and business units, P&G could have effected the transaction by offering the shares of such existing subsidiary (that it held for over 40 years) rather than creating a new subsidiary. The new subsidiary is simply a vehicle to effect the transactions in an efficient manner and the issuance of Folgers common stock to P&G and subsequent offering of Folgers common stock in the Exchange Offer is essentially an intermediary step to effect the ultimate transfer of the P&G coffee business to Smucker. As such, we believe that the Exchange Offer should be viewed in the context of the transaction as a whole in which P&G is transferring its coffee business to Smucker and that the distribution of Folgers common stock in the Exchange Offer should not be viewed as a public offering of Folgers common stock by P&G for Folgers. This analysis is supported by the view of the Division of Corporation Finance as set forth in Staff Legal Bulletin No. 4, dated September 16, 1997. The Bulletin focuses on whether a spin-off is a “sale” of

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August 7, 2008

securities by a parent. While the Bulletin only addresses the question of whether a parent is deemed to be an “underwriter” in the context of a spin-off of restricted securities, we believe the Bulletin provides useful guidance in connection with the proposed transaction. The Bulletin distinguishes between a parent that recently acquired restricted stock from a third-party (e.g., in the recent acquisition of the subsidiary) and a parent that formed the subsidiary being spun off. In the case of the former, the Bulletin notes that the parent may be an underwriter (unless shares are held for more than 2 years) and in the latter case, in the view of the Division the parent would not be deemed to be an underwriter regardless of when the subsidiary was formed. We believe that the formation of Folgers and the issuance of Folgers shares to P&G to facilitate the transaction with Smucker is analogous to the latter situation. Based on the foregoing, we believe that P&G is not an underwriter within the meaning of Section 2(a)(11) with respect to the distribution of the shares of Folgers common stock in the Exchange Offer.

Cover Page

4.	Revise to make clear that the value of the Folgers stock and, following the merger, the value of the Smucker stock received may not remain above the value of the P&G common stock tendered in the exchange following the expiration date of the exchange offer.

The Company has added additional disclosure on the cover page of the Prospectus in response to the Staff’s comment.

The Exchange Offer, page 45

5.	Please provide an illustrative table using a reasonable range of prices of Smucker’s common stock with columns indicating the respective exchange ratios and other relevant information.

The Company does not believe that, given the “day 18” pricing mechanism being used in the Exchange Offer, an illustrative table using a reasonable range of prices of Smucker common shares with columns indicating the respective exchange ratios and other relevant information is necessary. The Company notes that the precedent transactions in which an illustrative table was provided to investors were structured with a “day 20” pricing mechanism, which resulted in a very limited time period for investors in such transactions to tender or withdraw shares after the final exchange ratio had been determined and prior to the expiration of

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August 7, 2008

those exchange offers. Because the Exchange Offer is structured with a “day 18” pricing mechanism, investors will have two full trading days prior to the expiration of the Exchange Offer to consider the final exchange ratio after it has been determined. As such, because investors will have sufficient time to consider the actual final exchange ratio, we believe investors would not consider the illustrative table in making an investment decision.

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We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at (212) 326-3780 or, in my absence, Meredith Deutsch at (212) 326-7829.

Very truly yours,

/s/ J. Eric Maki, Esq.

J. Eric Maki, Esq.

Enclosures

cc:	E. J. Wunsch, The Folgers Coffee Company

Joseph A. Stegbauer, The Folgers Coffee Company

Robert A. Profusek, Esq., Jones Day

Meredith L. Deutsch, Esq., Jones Day

M. Ann Harlan, Esq., The J. M. Smucker Company

John J. Jenkins, Esq., Calfee, Halter & Griswold LLP